

May 30, 2024

Robert McBey
Chairman and Chief Executive Officer
AtlasClear Holdings, Inc.
4030 Henderson Blvd., Suite 712
Tampa, FL 33629

> **Re: AtlasClear Holdings, Inc.**
> **Schedule 13D Filed by Robert McBey**
> **Filed April 24, 2024**
> **File No. 005-94452**

Dear Robert McBey:

We have reviewed the above-captioned filing and have the following comments.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your filing, unless otherwise indicated.

Schedule 13D Filed April 24, 2024

General

1. We note the date of the event reported as requiring the filing of the Statement was February 9, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the February 9, 2024 event date, the Schedule 13D submitted on April 24, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

2. We note at the end of your disclosure under Item 4 of the Statement that the Reporting Person had received 6,914 shares of Common Stock pursuant to the Seller Notes as of the date of the Statement. It does not appear that these 6,914 shares are included in the 956,914 shares reported as beneficially owned by the Reporting Person on the cover page and under Item 5 of the Statement. Please revise or advise. See Question 110.05 of the

Division of Corporation Finance's "Exchange Act Section 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting" Compliance and Disclosure Interpretations (September 14, 2009).

3. Please amend Item 4 of the Statement to disclose any plans or proposals which relate to or would result in the enumerated items listed in subsections (a)-(j) of Item 4 of Schedule 13D. To the extent no plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) exist, please affirmatively so state. See Instruction A within the "Special Instructions for Complying With Schedule 13D" at Rule 13d-101 of Regulation 13D-G.

We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at 202-551-3266.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions